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Methode Electronics, Inc. 7401 West Wilson Avenue Chicago, IL 60706

July 21, 2003

Dear Methode Shareholder:

As you may know, on July 8, 2003, Dura Automotive Systems, Inc. made an unsolicited offer to take control of your company by acquiring Methode's Class B Common Stock. As detailed in the attached Recommendation Statement on Schedule 14D-9 and press release, your Board of Directors, after careful consideration, has rejected Dura Automotive Systems, Inc. proposal. The Board recommends that all holders of Methode Class B Common Stock reject Dura's offer and not tender their shares.

We strongly encourage you to carefully review the Schedule 14D-9 including the Board's "Reasons for the Recommendation" on Pages 11-12. We will keep you apprised of further developments.

Thank you for your continued support.

William T. Jensen
Chairman of the Board

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July 21, 2003